UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on December 31, 2019

DATE, TIME AND PLACE: On December 31, 2019, at 10 a.m., by audioconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of the majority of its members.

CALL NOTICE AND ATTENDANCE: Held in accordance with article 16, §1 of the Company's Bylaws.

MEETING BOARD: Álvaro Antônio Cardoso de Souza, President. Daniel Pareto, Secretary.

AGENDA: To resolve on: (i) the exoneration of Mr. José de Paiva Ferreira from the position of Senior Executive Vice President Officer of the Company; (ii) the reappointment of Mr. Ede Ilson Viani, Officer without specific designation as Executive Vice President Officer of the Company; (iii) the exoneration of Mr. Jean Pierre Dupui from the position of member of the Company's Sustainability Committee; (iv) the election of Messrs. Carlos Aguiar Neto and Mario Roberto Opice Leão, as members of the Company's Sustainability Committee; and (v) the acknowledgment of the resignation of Mr. Conrado Engel from the position of member of the Company's Board of Directors and Risk and Compliance Committee.

RESOLUTIONS: Made the necessary clarifications, the members of the Board of Directors approved:

(i) exonerate Mr. José de Paiva Ferreira, Portuguese, married, business administrator, holder of foreign identity card RNE No. W274948-B, registered with the CPF/MF under No. 007.805.468-06 of the position of Senior Executive Vice-President Officer of the Company, clarifying that Mr. José de Paiva Ferreira will remain in the position of Member of the Board of Directors and the Risk and Compliance Committee. The Directors thanked Mr. José Paiva for his valuable contribution to the Company during the period that was part of its Board of Directors;

(ii) reappoint Mr. Ede Ilson Viani, Brazilian, married, accountant, holder of Identity Card RG 17.488.375 SSP / SP, registered with the CPF / MF under No. 064.923.468-58, from his current position as Officer without specific designation for the position of Executive Vice President of the Company;

(iii) dismiss Mr. Jean Pierre Dupui, Brazilian, married, economist, holder of Identity Card RG 0.482.407-5 SSP/AM, registered with the CPF/MF under No. 314.645.212-04, from the position of member of the Company's Sustainability Committee;

(iv) to elect, as members of the Sustainability Committee of the Company, for a complementary term of officer until the investiture of those elected in the first Meeting of the Board of Directors to be held after the 2021 Ordinary Shareholders’ Meeting, Messrs. Carlos Aguiar Neto, Brazilian, married, engineer, holder of Identity Card RG No. 19129986 SSP/SP, registered with the CPF/MF under No. 153.127.368-80 and Mario Roberto Opice Leão, Brazilian, married, banker, holder of Identity Card RG No. 24752106 SSP/SP, registered with the CPF / MF under nº 248.745.618-37, both with commercial address at Avenida Presidente Juscelino Kubitschek nº 2041 and 2235 - Block A - Vila Olímpia, São Paulo/SP; and

(v) know the resignation request of Mr. Conrado Engel, Brazilian, married, engineer, holder of ID card RG No. 12849016-7 SSP/PR, registered with the CPF/MF under No. 025.984.758-52, to the position of the Company's Board of Directors member and Risk and Compliance Committee member, presented by letter sent to the Company on this date (Attachment I). The Directors thanked Mr. Conrado Engel for the relevant services rendered to the Company during his occupation on the Board of Executive Officers and on the Board of Directors of the Company.

It was recorded in the minutes that:

(i) the movements approved herein, as well as the permanence of Mr. José de Paiva Ferreira as a member of the Company's Board of Directors, had their approvals recommended by the Company's Nomination and Governance Committee; and

(ii) the individuals elected hereby declare that they are not involved in any crime under the law that prevents them from exercising in commercial activities, particularly those mentioned in § 1°, of Article 147 of the Corporation Law

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Álvaro Antônio Cardoso de Souza, President. Daniel Pareto, Secretary. Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice President; Celso Clemente Giacometti, Deborah Stern Vieitas, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José Maria Nus Badía e Marília Artimonte Rocca – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 2, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer